XPO Logistics, Inc.

Five American Lane

Greenwich, Connecticut 06831

VIA EDGAR

January 11, 2018

Mr. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	XPO Logistics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-32172

Dear Mr. Shenk:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of XPO Logistics, Inc. (“we” or the “Company”) set forth in the Staff’s letter dated December 21, 2017.

For the Staff’s convenience, the text of each of the Staff’s comments is set forth below in bold, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis, page 23

1.	We note from the tax note that domestic operations reported pretax losses in each of the last three years and that foreign operations reported pretax income in each of the last two years. In particular, the difference in 2016 between domestic loss and foreign income is substantial. Please discuss the reason that domestic operations report a loss and for the substantial difference in results between domestic and foreign for 2016. Refer to Items 303(a) and 303(a)(3)(i) and (ii) of Regulation S-K for guidance. Provide us with a copy of your intended disclosure.

Response: The disparity in income (loss) before taxes between our U.S. and non-U.S. operations is largely the result of debt service costs, in particular the fact that substantially all of the interest costs associated with debt that the Company has issued (including debt that was issued to finance acquisitions of non-U.S. based companies) is reflected in our U.S. results. For instance, in 2015, our non-U.S. operations accounted for 42% of our consolidated revenue but only 8% of our interest costs. For 2016, the figures were 38% and 14%, respectively.

In its 2017 Form 10-K, the Company proposes to include the following disclosure immediately preceding the discussion of its effective tax rates in the “Consolidated Results” section under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

The Company’s consolidated income (loss) before income tax provision (benefit) for 2016 was income of $106.8 million, compared to a loss of $282.5 million for 2015. The increase compared to the prior year was driven by significantly higher operating income at both our Transportation and our Logistics segments, primarily due to our 2015 acquisitions of Norbert Dentressangle SA (“ND”) in June 2015 and Con-way Inc. (“Con-way”) in October 2015, and foreign currency gains, partially offset by higher interest expense and the 2016 debt extinguishment loss. With respect to our U.S. operations, loss before taxes decreased by $235.9 million in comparison to the prior year reflecting the full year impact of our acquisition of Con-way, partially offset by increased interest expense due to higher average debt balances. Our non-U.S. operations’ income before tax increased by $153.4 million reflecting the full year impact of our acquisition of ND. The significant difference between our U.S. and non-U.S. income (loss) before income tax provision (benefit) reflects the fact that substantially all of the financing costs associated with debt we have issued to finance our operations and fund acquisitions is reflected within our U.S. results.

Liquidity and Capital Resources

Cash Flow, page 27

2.	You disclose cash flows from operations increased (by approximately $535 million) in 2016 primarily due to the improvement in profitability. You also state an increase in your accounts receivable reduced your cash from operations by approximately $154 million in 2016 compared to approximately $8 million of cash provided in 2015. Please provide a more robust analysis of these changes. Additionally, provide a comparative analysis between the earliest periods reported (i.e., 2015 and 2014). Refer to instructions 1 and 4 to Instructions to Item 303(a) of Regulation S-K for guidance.

In response to the Staff’s comment, in its Form 2017 Form 10-K, the Company proposes to supplement its previous disclosure with the following explanation of the significant factors underlying the $534.6 million increase in cash provided by operating activities in 2016:

During 2016, we: (i) generated cash from operating activities of $625.4 million, (ii) generated proceeds from sales of a business and assets of $616.6 million and (iii) received proceeds, net of repayments, on our ABL facility of $30.0 million. We used cash during this period principally to (i) purchase property and equipment of $483.4 million, (ii) make repurchases, net of proceeds, of $511.4 million on our debt, (iii) make payments on long-term debt and capital leases of $151.4 million, (iv) make payments for tax withholdings on restricted shares of $11.1 million and (v) make payments for debt issuance costs of $25.8 million.

During 2015, we: (i) generated cash from operating activities of $90.8 million, (ii) generated proceeds from sales of assets of $60.3 million, (iii) received proceeds on our debt of $4,151.8 million and (iv) received proceeds, net of issuance costs, from equity offerings of $1,228.1 million. We used cash during this period principally to (i) acquire businesses for $3,887.0 million, (ii) purchase property and equipment of $249.0 million, (iii) make payments on long-term debt and capital leases of $1,215.6 million, (iv) purchase non-controlling interests for $459.7 million, and (v) make payments for debt issuance costs of $42.9 million.

Cash flows from operating activities for 2016 increased by $534.6 million compared to the prior year due to higher cash-related net income1 of $689.8 million, partially offset by net movements in operating assets and liabilities of $155.2 million. The increase in cash-related net income was primarily a result of the full year impact of the ND and Con-way acquisitions that were completed in 2015. The changes in the balances of operating assets and liabilities in 2016 compared to the prior year was significantly impacted by both the post-acquisition growth of the acquired companies and organic growth of our legacy business, driving higher revenues and leading to a higher accounts receivable position on a year-over-year basis. Additionally, cash flows from operating activities was adversely impacted by higher cash paid for interest of $194.9 million due to increased indebtedness to fund the 2015 acquisitions of Con-way and ND.

Supplementally, we note the following with respect to the $112.1 million increase in cash flows from operating activities for 2015:

During 2015, we: (i) generated cash from operating activities of $90.8 million, (ii) generated proceeds from sales of assets of $60.3 million, (iii) received proceeds on our debt of $4,151.8 million and (iv) received proceeds, net of issuance costs, from equity offerings of $1,228.1 million. We used cash during this period principally to (i) acquire businesses for $3,887.0 million, (ii) purchase property and equipment of $249.0 million, (iii) make payments on long-term debt and capital leases of $1,215.6 million, (iv) purchase non-controlling interests for $459.7 million and (v) make payments for debt issuance costs of $42.9 million.

During 2014, we: (i) received proceeds, net of issuance costs, from equity offerings of $1,097.4 million and (ii) received proceeds on our debt of $500.0 million. We used cash during this period principally to (i) fund operations for $21.3 million, (ii) acquire businesses for $814.0 million, (iii) purchase property and equipment of $44.6 million, (iv) make repayments, net of advances, on our ABL Facility of $75.0 million and (v) make payments for debt issuance costs of $10.4 million.

Cash flows from operating activities for 2015 increased by $112.1 million compared to the prior year due to higher cash-related net income of $95.4 million and net movements in operating assets and liabilities of $16.7 million. The increase in cash-related net income was primarily a result of acquisitions that were completed in 2015 and 2014. Additionally, cash flows from operating activities was adversely impacted by higher cash paid for interest of $149.2 million due to debt incurred by the Company to fund the 2015 acquisitions of Con-way and ND.

[1]

Cash-related net income represents total cash flows provided by operating activities less “Changes in assets and liabilities” on the statements of cash flows. The largest components of cash-related net income are net income plus depreciation and amortization.

3.	In connection with the comment above, your analysis should address the significant drivers underlying material changes in individual cash flow items cited and how they impact cash. Please note that citing items such as net results and working capital items may not provide a sufficient basis to understand how operating cash between comparative periods was affected and changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, quantify any variance factors cited, pursuant to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

Response: We acknowledge the Staff’s comment. We will expand our future disclosure, to the extent material, to quantify, discuss and analyze changes in cash flows from operations including a comparative analysis between the earliest periods reported. Please refer to our response to the preceding comment for our anticipated disclosures in this regard.

4.	Please consider the above comments in providing an analysis of material changes in operating cash flows for interim periods. For example, the disclosure in “Sources and Uses of Cash” in the Form 10-Q for the fiscal period ended September 30, 2017 state the amount of cash provided by operating activities for each interim period presented but does not analyze the change of $120 million. Refer to the introductory paragraph of Item 303 (b) and instruction 3 of instructions to paragraph (b) of Item 303 of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company proposes to supplement its disclosures in relevant future filings with analysis comparable to the underlined text below regarding the significant factors underlying the $120 million increase in cash provided by operating activities for the fiscal period ended September 30, 2017. The existing disclosures from the Form 10-Q has been included to provide further context.

During the nine months ended September 30, 2017, we: (i) generated cash from operating activities of $524.7 million, (ii) generated proceeds from sales of assets of $59.6 million and (iii) received proceeds of $287.6 million from our common stock offering. We used cash during this period principally to (i) purchase property and equipment of $389.9 million, (ii) redeem our Senior Notes due 2018 for $271.5 million, (iii) make payments on long-term debt and capital leases of $80.9 million, (iv) make repayments, net of advances, on our ABL Facility of $30.0 million, (v) make payments for tax withholdings on restricted shares of $15.2 million and (vi) make payments for debt issuance costs of $12.8 million in connection with the refinancing of our Term Loan facility.

During the nine months ended September 30, 2016, we: (i) generated cash from operating activities of $404.6 million, (ii) generated proceeds from sales of assets of $57.9 million, and (iii) received proceeds, net of repurchases, of $43.6 million on our debt. We used cash during this period principally to (i) purchase property and equipment of $318.5 million (ii) make payments on long-term debt and capital leases of $126.4 million and (iii) make payments for debt issuance costs of $24.9 million.

Cash flows from operating activities for the nine months ended September 30, 2017 increased by $120.1 million compared to the prior year period due to higher cash-related net income of $146.2 million, partially offset by net movements in operating assets and liabilities of $26.1 million. The variance in operating asset and liabilities primarily resulted from higher revenues and the timing of working capital payments. Cash paid for interest decreased $82.6 million compared to the prior year due to lower average debt balances and more favorable interest rates in 2017, primarily from the redemption of our Senior Notes due 2019 and debt refinancings.

Additionally, the Company respectfully advises the Staff that it will supplement the disclosures in its “Sources and Uses of Cash” section within the “Liquidity and Capital Resources” discussion in its 2017 Form 10-K and other relevant subsequent filings with an analysis of the significant factors underlying material changes in cash provided by operating activities, consistent with the above disclosures.

Notes to Consolidated Financial Statements

Note 3: Acquisitions and Divestitures

Divestitures

North American Truckload Operations, page 55

5.	Please tell us the amount of gain or loss recorded on the sale of the North American truckload operations and where recorded in the statement of operations, and the components in detail of how the gain/loss was computed.

Response: The Company respectfully advises the Staff that on October 30, 2015 the Company completed the acquisition of Con-Way. The North American Truckload Operations were acquired as part of the Con-Way acquisition, and represented its own reporting unit. The sale of North American Truckload occurred approximately one year later on October 27, 2016. As the proceeds from the sale of $558 million equaled the carrying value (inclusive of goodwill), there was no gain or loss recognized in connection with this divestiture. In its 2017 Form 10-K and future filings, the Company proposes to update its disclosure to reflect the absence of a gain or loss on this transaction.

Note 18: Segment Reporting and Geographic Information, page 84

6.	You disclose you have two reportable segments, transportation and logistics, and your chief executive officer is the chief operating decision maker (“CODM”). We note your organization has executives that are responsible for geographic regions and, in some cases, lines of service (e.g., LTL). We further note you refer to or disclose operating results of geographic regions and service lines outside of your financial statements. Please identify for us your operating segments and disclose the factors you used to identify the segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Refer to ASC 280-10-50-21. If you aggregated them pursuant to ASC 280-l 0-50-11 for segment reporting, please include your analysis in terms of how you meet the aggregation criteria under the literature in your response.

Response: The Company respectfully advises the Staff that the Company has determined it has three operating segments based on the types of services it provides to its customers- Transportation, North American Logistics (“NA Logistics”) and European Logistics. Each of these operating segments has its own segment manager.

Transportation is comprised of several service lines, including Freight Brokerage, Last Mile, Less-Than-Truckload (LTL), Full Truckload and Global Forwarding. Essentially all of these service lines provide the same basic service, which is transporting commercial shipments between locations on behalf of our customers.

Both NA Logistics and European Logistics provide the same service of managing customers’ warehouse and distribution centers, except that NA Logistics provides such services in North America and European Logistics provides such services in Europe. The Company has aggregated these two operating segments into a single operating segment– Logistics2– because each operating segment provides the same service to its customers and because the aggregation of these two operating segments is consistent with the manner in which our CEO manages the Company’s business.

The Company is organized and managed based on how our Chief Executive Officer, who is the CODM, regularly reviews and evaluates information at the operating segment level. In particular, our CODM communicates performance targets to the three segment managers, allocates resources to the three segments, and regularly meets with the segment managers to monitor segment performance. Additionally, the CODM determines the annual performance targets and operating budgets at the operating segment level. Lower level targets are set by the segment managers in collaboration with the service line leaders. Decisions regarding customer sales efforts, changes to staffing, capital expenditures, potential IT solutions and other changes to component operations are made by the segment managers.

[2]	Logistics represents its own reporting segment.

As noted above, we have aggregated the NA Logistics and European Logistics operating segments into a single Logistics operating segment. This aggregation is consistent with the criteria set forth in ASC 280-10-50-11, which provides that two or more operating segments may be aggregated (into a single operating segment) if aggregation is consistent with the principles of segment reporting; if the segments have similar economic characteristics; and if the segments are similar in all of the following areas: nature of products and services, type or class of customer, methods used to distribute services, and the regulatory environment, if applicable. With respect to the qualitative factors, we note the following: the operations of the NA Logistics and European Logistics businesses are virtually identical with the only substantive difference being the geographies covered; the core of both businesses is managing the warehouse and distribution centers of their customers; the customer types are similar; and regulatory considerations are not material for either. Additionally, it is worth noting that the two operating segments have significant customer overlap; utilize single account managers for shared customers; use similar IT infrastructures, and closely collaborate on go-to-market strategies. ASC 280 also provides that operating segments must have similar economic characteristics to be aggregated. When assessing whether the NA Logistics and European Logistics businesses have similar economic characteristics, we considered Operating Margins. As the following table illustrates, the variance in operating margin for the 2016 and 2017 periods was 0.5 percentage points and the variance for the forecasted 2018 period is .10 percentage points. Therefore, we consider them economically similar3:

	NA		Europe		Difference
	2016	2017	2016	2017	2016	2017
Operating Margin	4.2%	4.6%	3.7%	4.1%	0.5pp	0.5pp

Accordingly, we believe disaggregation would not be meaningful, and given the customer overlap and other similarities, could in fact be misleading, to investors.

Should you have any questions regarding this matter, please do not hesitate to contact me at (203) 413-4005.

Sincerely,

/s/ John J. Hardig
John J. Hardig
Chief Financial Officer

cc:	Patrick Kuhn, U.S. Securities and Exchange Commission

Doug Jones, U.S. Securities and Exchange Commission

Karlis Kirsis, Esq., Senior Vice President, Corporate Counsel, XPO Logistics, Inc.

Lance Robinson, Chief Accounting Officer, XPO Logistics, Inc.

[3]	To clarify, the 2016 period represents actual results; the 2017 period represents 11 months actual plus 1 month forecast; and the 2018 figure is based on our most recent forecast.